November 23, 2005

VIA COURIER

Mary Beth Breslin
Special Counsel

Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re: Global Electronic Recovery Corp. -
Amendment No. 2 to Form SB-2 filed October 24, 2005 File No.333-127143

Dear Ms. Breslin:

This letter accompanies our Form SB-2, Amendment No. 2 and provides the supplemental information requested in your comment letter to us dated November 7, 2005. For ease of reference, we have redlined the changes.

Registration Statement on Form SB-2

  We have revised the heading and body of Risk Factor 6 to clarify the closing date of the offering.

  Use of Proceeds

  We shall pay proceeds from the offering to affiliates, including directors and officers, as accrued salary, repayment of debt or otherwise. The previous inconsistency in our disclosure resulted from our misunderstanding of the term affiliate. We have removed the disclosure that we shall not pay proceeds from the offering to affiliates.

  Business, page 21

  As requested, we have mailed to you copies of the cited articles and industry reports with the relevant sections highlighted. All information cited is currently in the public domain.

  Possible Solutions, page 28

  We have not obtained consent from Hewlett Packard for the cited statistics and have decided to remove the reference from the document.

  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

  We have revised to provide detail concerning the items that contributed to the loss we experienced from inception, consisting primarily of legal and audit fees.

  Officers and Directors, page 30

  The reference to 'commitments' to loan money by officers was in reference to written loan agreements. We do not have any written loan agreements from our officers. However, we have reconfirmed with one of our officers, Mr. David O'Neill, and he has advised us that he intends to loan us small amounts of money for operational expenses and start-up costs. We have clarified this in the document.

  Exhibit 23

  We have included an accountant's consent.

Closing Comments

In addition to the changes indicated above, we have revised various minor typographical mistakes throughout the document.

Sincerely,

GLOBAL ELECTRONIC RECOVERY CORP.

BY:

/s/ David O'Neill________________
David O'Neill
President

cc: Adelaja Heyliger
Kevin Kuhar
Jay Webb